NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        2001           2000
                                        ____           ____

                                           (in millions)

Net income                             $199.2         $210.2
Income taxes                            110.0          120.8
Cumulative effect of accounting change    5.0             --
                                       ______         ______

      Income before income taxes and
        accounting change               314.2          331.0
                                       ______          _____

Add fixed charges
      Interest expense (A)               13.8           17.0
      Interest component of leases (B)   12.7           12.4
                                       ______         ______

Total fixed charges                      26.5           29.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $339.9         $358.8
                                       ======         ======
Ratio of earnings to total fixed
      charges                            12.8           12.2
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.